Exhibit 4 – Letters to the Board of Directors of the Company

May 9, 2016

Birner Dental Management Services, Inc.
Board of Directors
1777 South Harrison Street, Suite 1400
Denver, Colorado 80210

Gentlemen:

We the undersigned shareholders of Birner Dental Management Services, Inc. ("BDMS" or the "Company") collectively own 644,626 shares of BDMS' common stock, representing 34.7% of its outstanding shares. We have beneficially owned this substantial stake in the Company for at least 18 years.

Over the last few years, we have seen BDMS' business performance deteriorate precipitously. We are also aware of opportunities to recover the considerable losses from our investment, through for example, a transaction to sell BDMS. We strongly encourage BDMS to consider these opportunities seriously, and demand BDMS take proper steps to assure us it will do so. In the event BDMS fails to take meaningful steps in this regard, we shareholders intend to take more significant steps to preserve our investment.

Business Situation

The business situation is dire. The financial results of the Company have declined as EBITDA has fallen significantly and debt has ballooned. As a result, the Company recently had to terminate cash dividends. The BDMS share price responded accordingly, and has fallen to all-time lows. See the attached table from the Company's recent 10-K. We are aware of the NASDAQ delisting notice issued to BDMS because shareholders' equity was below the minimum for a listing.

The Company's 2015 EBITDA margin was 5.8% versus the DSO industry average of 15%, as the DSO industry continues to thrive.

Board of Directors Response

We shareholders are not only disappointed by these operating results, but also frustrated by how the Board of Directors has failed to respond to the situation.

The Board continues to reward management for poor financial performance. This compensation package represents 23% of BDMS 2015 EBITDA, and was nearly three times the amount of companies of comparable size (in the range of $40 to $100 million in annual revenue). During the period from 2007 through 2015, the Company's annual EBITDA decreased by over 52% yet the salaries to the CEO and CFO increased by over 34%.  In addition, bonuses paid by the Company to executives should be tied to EBITDA and should be consistent with comparable companies. In summary, the Board has paid in the range of three times the comparable compensation average of EBITDA while achieving around one-third of the average EBITDA performance in the industry.

Finally, the Board appears to have largely ignored opportunities to recover the considerable investor losses through a transaction to purchase BDMS. We are aware of at least one serious opportunity in which Blackford Dental Management, LLC approached the Company's Board with a purchase proposal in the per share price range of $20.50-$23.00 with no financing contingencies, subject to a due diligence review.  This represents a 127%-155% premium above the closing price of BDMS shares of $9.04 on April 20, 2016. We understand that BDMS rejected Blackford Dental's proposal in a one-line email response from CEO Fred Birner as "inadequate."

We shareholders find such a credible offer at least worthy of serious consideration, and possibly very attractive. We are dismayed to hear that BDMS dismissed it without engaging in any discussions with Blackford.

Shareholder Response

In light of both the long-term Company performance and recent events, we shareholders demand that BDMS take the following steps:

1) Explain in detail the process for considering the Blackford proposal, including:
• analysis undertaken;
• which outside advisors BDMS retained to consider it;
• the basis for rejecting the proposal; and
• how the Board was involved in the analysis, and the Board vote on the proposal.

2) Implement immediately a formal process for considering strategic alternatives and thereby improving value, including the Blackford offer and any similar offers:

• appoint and charter a Special Committee of the Board, consisting only of independent directors, with shareholder input to its specific members, with complete authority to consider the Blackford offer and any similar offers
• retain independent legal counsel and financial advisors to the Special Committee
• appoint a shareholder representative as an observer to the Special Committee, including authority to attend all committee meetings, obtain all written analysis, without voting privileges.

3) Present to us management's case for BDMS remaining independent. Based on the response to Blackford, it appears that the Board and management think they can deliver financial results that merit a near term price of at least $23.00 per share. We request an analysis that shows the strategic, operational, and financial plans that will deliver these results.

Next Steps

We shareholders urge the Board to take seriously our demands. We request a response to this letter from the Board in one week from the date of this letter. We expect that response to include the requested explanation of the process for considering the Blackford proposal, details on the Special Committee, and a presentation of the case for BDMS' independence.

In the absence of a response from the Board, we shareholders will have no choice but to take appropriate steps preserve our interests.
We look forward to your response.

/s/ Mark A. Birner
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty

On May 12, 2016, the persons filing this Schedule 13D received a response to the above letter.

The Reporting Persons sent the below letter to the Company's Board of Directors on May 27, 2016:

May 27, 2016

Birner Dental Management Services, Inc.
Board of Directors
1777 South Harrison Street, Suite 1400
Denver, Colorado 80210

Gentlemen:

We the undersigned shareholders of Birner Dental Management Services, Inc. ("BDMS" or the "Company") provide this follow up on our letter to you of May 9, 2016.

We reiterate that over the last few years, the business performance of BDMS has deteriorated precipitously. The poor results from the first quarter of 2016, announced last week, affirm our view. Earlier, we noted that we are aware of opportunities to recover the considerable losses from our investment, through for example, a transaction to sell BDMS. We are now aware of at least two specific opportunities to consider such a transaction.

Earlier we indicated that the Board appears to have ignored opportunities to recover the considerable investor losses through a transaction to purchase BDMS. We highlighted one serious opportunity in which Blackford Dental Management, LLC approached the BDMS Board with a written purchase proposal. We understand that BDMS summarily rejected Blackford's proposal. We further understand that Blackford has since reconfirmed its interest in writing, proposed an anticipated share price, and set forth other reasonable terms for a transaction.

In addition, we are aware of at least one other recent written proposal from another industry participant that was rejected by BDMS without any substantive discussions. We understand the proposal carried a significant premium to the then-current share price and to its historical EBITDA multiple.

We find these credible offers worthy of at least serious consideration, and possibly very attractive to all of the BDMS shareholders. These offers affirm that despite significant value deterioration and apparent Board indifference to these offers, BDMS would still have substantial value in a transaction.

We revise and update our May 9, 2016 letter, as follows:

1) Identify all inquiries, proposals, or other opportunities BDMS has received from potential acquirers or counterparties, including the party, date of proposal, and financial terms proposed.

2) Explain in detail the process for considering all proposals, including:

•	analysis undertaken;
•	which outside advisors BDMS retained to consider each proposal;
•	the basis for rejecting each proposal; and
•	how the Board was involved in the analysis, and the Board vote on each proposal.

3) Implement immediately a formal process for considering strategic alternatives for BDMS and thereby improving value, including the two known written proposals and any similar offers:

•
appoint and charter a Special Committee of the Board, consisting only of independent directors, with shareholder input to its specific members, with complete authority to consider the two known offers and any similar offers;

•	retain independent legal counsel and financial advisors to the Special Committee; and
•	appoint a shareholder representative as an observer to the Special Committee, including authority to attend all committee meetings, obtain all written analysis, without voting privileges.

4) Present to investors management's case for BDMS remaining independent. Based on the response to the two known proposals, it appears that the Board and management think they can deliver financial results that merit a near-term price of at least $23.00 per share. We request an analysis that shows the strategic, operational, and financial plans that will deliver these results.

Next Steps

We urge the Board to take seriously our demands. We request a response to this letter from the Board in one week from the date of this letter. We expect that response to include the requested list of proposals, explanation of the process for considering the proposals, details on the Special Committee, and a presentation of the case for BDMS' independence.

In the absence of a response from the Board, we shareholders will have no choice but to take appropriate steps preserve our interests.

We look forward to your response.

/s/ Mark A. Birner
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty

The Reporting Persons sent the below letter to the Company's Board of Directors on June 20, 2016:

June 20, 2016

Birner Dental Management Services, Inc.
Board of Directors
1777 South Harrison Street, Suite 1400
Denver, Colorado 80210

Gentlemen:

We the undersigned shareholders of Birner Dental Management Services, Inc. ("BDMS" or the "Company") collectively own approximately 579,000 shares of BDMS' common stock, representing approximately 31.1% of its outstanding shares. We have beneficially owned this substantial stake in the Company for at least 18 years.

We wish to follow up on our letters to you of May 9 and May 27, 2016, and the Company news release of June 6, 2016.

Earlier we noted the deteriorating business performance of the Company. In addition to the dismal results from the first quarter of 2016, which led to your decision to discontinue the cash dividend, we note that the Company lost its NASDAQ listing, and now trades off-market.

We remain aware of multiple, concrete opportunities to recover the considerable losses from our investment, through for example, a transaction to sell BDMS.

Earlier, we noted the Board has at least two such opportunities, one from Blackford Dental Management, LLC and one other counterparty with industry credentials, both carrying a significant premium to the current share price and to BDMS' historical EBITDA multiple. We demanded that the Company establish a formal process for considering such offers.

Furthermore, you have announced the retention of a financial advisor, presumably for purposes of analyzing and negotiating offers to the Company. We ask that the Company disclose publicly the identity of the advisor and relationship of the advisor with the board of directors. In this way, potential counterparties would not only know whom to call with interest in the Company, they would also have assurance that the Company intends to handle inquiries properly.

Yet, while the Company could have announced a process for considering offers, including formation of a special committee of the board of directors and retention of an independent financial advisor, instead it sent out a poorly worded, anxious press release.

We disagree with many of the purported facts and conclusions in the press release. For example, the Company asserts, "These matters…have been highly distracting…we have been required to incur significant business time and legal and other expenses to address the communications and demands…" Nothing we did requires the Company to spend any money on legal and other expenses; instead, the Company chose to spend that money to resist legitimate shareholder efforts to preserve the value of our investment. And, if the Company did incur such time and expense, we don't know where it went, since we have had minimal contact with the Company in the past several months. But it is not worth it to highlight disagreement. Rather, we continue to ask the Company to explore its strategic alternatives as outlined below.

We further revise and update our demands from our May 9 and May 27, 2016 letters, as follows:

1)	Identify all inquiries, proposals, or other opportunities BDMS has received from potential acquirers or counterparties, including the party, date of proposal, and financial terms proposed.
2)	Explain in detail the process for considering all proposals, including:
a)	analysis undertaken;
b)	which outside advisors BDMS retained to consider each proposal;
c)	the basis for rejecting each proposal; and
d)	how the Board was involved in the analysis, and the Board vote on each proposal.
3)	Identify publicly the financial advisor that the Company has retained, and explain the terms of any retainer to it.
4)	Implement immediately a formal process for considering strategic alternatives and thereby improving value, including the two known proposals and any similar offers:
a)
appoint and charter a Special Committee of the Board, consisting only of independent directors, with shareholder input to its specific members, with complete authority to consider the two known offers and any similar offers

b)	retain independent legal counsel and financial advisors to the Special Committee
c)	appoint a shareholder representative as an observer to the Special Committee, including authority to attend all committee meetings, obtain all written analysis, without voting privileges.
5)
Present to investors management's case for BDMS remaining independent. Based on the response to the two known proposals, it appears that the Board and management think they can deliver financial results that merit a near-term price of at least $23.00 per share. We request an analysis that shows the strategic, operational, and financial plans that will deliver these results.

Next Steps

We request a response to this letter from the Board in one week from the date of this letter.

We look forward to your response.

/s/ Mark A. Birner
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty

The Reporting Persons sent the below letter to the Company's Board of Directors on July 25, 2016:

July 25, 2016

Frederic W.J. Birner, Chairman of the Board and Chief Executive Officer
Dennis N. Genty, Chief Financial Officer
Paul E. Valuck, D.D.S., Director
Thomas D. Wolf, Director
Brooks G. O'Neil, Director

c/o Birner Dental Management Services, Inc.
Attention: Douglas R. Wright, Esq.

Gentlemen:

We, the undersigned shareholders of Birner Dental Management Services, Inc. ("BDMS" or the "Company"), collectively own approximately 579,000 shares of BDMS' common stock, representing approximately 31.1% of its outstanding shares. We have beneficially owned this substantial stake in the Company for at least 18 years.

We wish to follow up with you regarding our recent correspondence to you. We reiterate our requests to you in our letter dated June 20, 2016.  Our concerns about the Company include:
-	Company debt has ballooned from $3 million to $11 million since 2007;
-	EBITDA has decreased from $7.8 million to $3.5 million since 2007;
-	EBITDA margins have declined from 15% (industry average) to 5.8% since 2007;
-	Decline of EBITDA of 15% year-over-year from first quarter 2015 to first quarter 2016;
-	Loss of shareholder dividends;
-	Delisting from NASDAQ.

It has been a month since our last letter. No progress has been reported by you with respect to maximizing shareholder value, which is indeed unfortunate.

We are very disappointed that the Board has chosen not to charter and appoint a special committee consisting only of independent directors in connection with the Company exploring a sale. Our views were further exacerbated by the Board's recent amendments to the Company's bylaws that primarily entrench the Board and management. You all by supporting these newly adopted bylaw amendments have eviscerated shareholder democracy in protecting your positions. These new bylaw amendments include:
-	Requiring unnecessarily detailed information for notifying the Company of Board nominees and special meetings;
-	Requiring an unusually long period of time (as long as six months) to call a special meeting; and
-	The onerous requirement of shareholder funding of significant amounts for the notice of a special meeting.

Nonetheless, please understand that these recently concocted barriers to shareholder democracy will not deter us from calling for a special meeting of shareholders should we so determine. We are confident we have the necessary votes to replace every director with individuals that will represent shareholder interests independently, diligently and faithfully.

We are reviewing legal remedies available to shareholders to reverse your recent bylaw amendments and restore customary shareholder democracy. We are confident that a significant number of shareholders, representing a substantial percentage of the shares in the Company, will agree to support any actions we may take.

We maintain that the Board of Directors and particularly management has significant conflicts of interest in the sale process in that management appears to have an overriding interest in further entrenching itself and maintaining the lavish compensation packages they negotiated for themselves with a Board of Directors that has not had the backbone to challenge the extravagant compensation, particularly given management's abysmal performance outlined above and indicated to you in prior letters. This letter shall also serve as notice to you that any attempts to provide additional compensation to management in connection with a sale of the Company will be considered by us to be a significant breach of your fiduciary duties to shareholders and a waste of corporate assets.

/s/ Mark A. Birner
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty